Exhibit 99.1

SHARKNINJA, INC.

SHARKNINJA, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)
(unaudited)

	As of
	September 30, 2025	December 31, 2024
Assets
Current assets:
Cash and cash equivalents	$263,816	$363,669
Accounts receivable, net(1)	1,595,180	1,266,595
Inventories	1,158,345	899,989
Prepaid expenses and other current assets	226,561	114,008
Total current assets	3,243,902	2,644,261
Property and equipment, net	214,693	211,464
Operating lease right-of-use assets	147,707	146,257
Intangible assets, net	454,477	462,678
Goodwill	834,781	834,781
Deferred tax assets	10,943	43,093
Other assets, noncurrent	68,469	51,625
Total assets	$4,974,972	$4,394,159
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable(2)	$681,808	$612,031
Accrued expenses and other current liabilities	892,459	841,529
Tax payable	43,941	36,548
Debt, current	39,344	39,344
Total current liabilities	1,657,552	1,529,452
Debt, noncurrent	706,631	736,139
Operating lease liabilities, noncurrent	146,661	145,377
Deferred tax liabilities	18,846	9,931
Other liabilities, noncurrent	36,985	37,288
Total liabilities	2,566,675	2,458,187
Commitments and contingencies (Note 8)
Shareholders’ equity:
Ordinary shares, $0.0001 par value per share, 1,000,000,000 shares authorized; 141,146,601 and 140,347,436 shares issued and outstanding as of September 30, 2025 and December 31, 2024, respectively	14	14
Additional paid-in capital	1,034,251	1,038,213
Retained earnings	1,355,186	909,024
Accumulated other comprehensive income (loss)	18,846	(11,279)
Total shareholders’ equity	2,408,297	1,935,972
Total liabilities and shareholders’ equity	$4,974,972	$4,394,159

(1) Including amounts from a related party of $14,872 and $9,381 as of September 30, 2025 and December 31, 2024, respectively.
(2) Including amounts to a related party of $21,611 and $39,769 as of September 30, 2025 and December 31, 2024, respectively.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SHARKNINJA, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except share and per share data)
(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Net sales(1)	$1,630,240	$1,426,566	$4,297,754	$3,741,452
Cost of sales(2)	812,771	731,559	2,168,892	1,918,929
Gross profit	817,469	695,007	2,128,862	1,822,523
Operating expenses:
Research and development(3)	92,826	94,808	269,838	254,457
Sales and marketing	365,919	300,841	999,376	818,594
General and administrative(4)	95,833	119,096	283,164	310,432
Total operating expenses	554,578	514,745	1,552,378	1,383,483
Operating income	262,891	180,262	576,484	439,040
Interest expense, net	(12,782)	(16,916)	(39,176)	(46,482)
Other (expense) income, net	(6,116)	11,031	33,103	14,968
Income before income taxes	243,993	174,377	570,411	407,526
Provision for income taxes	55,264	42,048	124,249	97,537
Net income	$188,729	$132,329	$446,162	$309,989
Net income per share, basic	$1.34	$0.94	$3.17	$2.22
Net income per share, diluted	$1.33	$0.94	$3.14	$2.20
Weighted-average number of shares used in computing net income per share, basic	141,112,020	140,114,282	140,927,916	139,818,196
Weighted-average number of shares used in computing net income per share, diluted	142,119,000	141,305,999	142,072,681	140,974,062

(1) Including amounts associated with related parties of $2,349 and $4,612 for the three months ended September 30, 2025 and 2024, respectively; and $10,951 and $6,962 for the nine months ended September 30, 2025 and 2024, respectively.
(2) Including amounts associated with related parties of $26,966 and $56,997 for the three months ended September 30, 2025 and 2024, respectively; and $80,369 and $189,149 for the nine months ended September 30, 2025 and 2024, respectively.
(3) Including amounts associated with related parties of $(1,660) and $355 for the three months ended September 30, 2025 and 2024, respectively; and $(4,904) and $1,095 for the nine months ended September 30, 2025 and 2024, respectively.
(4) Including amounts associated with related parties of $(250) and $(750) for the three months ended September 30, 2025 and 2024, respectively; and $(1,737) and $(2,250) for the nine months ended September 30, 2025 and 2024, respectively.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SHARKNINJA, INC.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)
(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Net income	$188,729	$132,329	$446,162	$309,989
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(4,797)	23,351	21,862	21,229
Unrealized gain (loss) on derivative instruments, net	1,320	(16,660)	8,263	(18,389)
Comprehensive income	$185,252	$139,020	$476,287	$312,829

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SHARKNINJA, INC.
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(in thousands, except share data)
(unaudited)

	Three Months Ended September 30, 2025
					Accumulated Other Comprehensive Income (Loss)
			Additional Paid-in Capital			Total Shareholders' Equity
	Ordinary shares			Retained Earnings
	Shares	Amount
Balance as of June 30, 2025	141,051,131	$14	$1,018,879	$1,166,457	$22,323	$2,207,673
Share-based compensation	—	—	9,120	—	—	9,120
Vesting of restricted stock units, net of shares withheld for taxes	16,581	—	(1,147)	—	—	(1,147)
Shares issued under employee stock purchase plan	78,889	—	7,399	—	—	7,399
Other comprehensive loss, net of tax	—	—	—	—	(3,477)	(3,477)
Net income	—	—	—	188,729	—	188,729
Balance as of September 30, 2025	141,146,601	$14	$1,034,251	$1,355,186	$18,846	$2,408,297

	Three Months Ended September 30, 2024
					Accumulated Other Comprehensive Income (Loss)
			Additional Paid-in Capital			Total Shareholders' Equity
	Ordinary shares			Retained Earnings
	Shares	Amount
Balance as of June 30, 2024	139,936,246	$14	$1,002,931	$647,979	$(4,881)	$1,646,043
Share-based compensation	—	—	13,785	—	—	13,785
Vesting of restricted stock units, net of shares withheld for taxes	148,823	—	(9,796)	—	—	(9,796)
Shares issued under employee stock purchase plan	134,864	—	5,487	—	—	5,487
Other comprehensive income, net of tax	—	—	—	—	6,691	6,691
Net income	—	—	—	132,329	—	132,329
Balance as of September 30, 2024	140,219,933	$14	$1,012,407	$780,308	$1,810	$1,794,539

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

 SHARKNINJA, INC.
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(in thousands, except share data)
(unaudited)

	Nine Months Ended September 30, 2025
					Accumulated Other Comprehensive Income (Loss)
			Additional Paid-in Capital			Total Shareholders' Equity
	Ordinary shares			Retained Earnings
	Shares	Amount
Balance as of December 31, 2024	140,347,436	$14	$1,038,213	$909,024	$(11,279)	$1,935,972
Share-based compensation	—	—	31,598	—	—	31,598
Vesting of restricted stock units, net of shares withheld for taxes	605,749	—	(50,384)	—	—	(50,384)
Shares issued under employee stock purchase plan	193,416	—	14,824	—	—	14,824
Other comprehensive income, net of tax	—	—	—	—	30,125	30,125
Net income	—	—	—	446,162	—	446,162
Balance as of September 30, 2025	141,146,601	$14	$1,034,251	$1,355,186	$18,846	$2,408,297

	Nine Months Ended September 30, 2024
					Accumulated Other Comprehensive Income (Loss)
			Additional Paid-in Capital			Total Shareholders' Equity
	Ordinary shares			Retained Earnings
	Shares	Amount
Balance as of December 31, 2023	139,083,369	$14	$1,009,590	$470,319	$(1,030)	$1,478,893
Share-based compensation	—	—	47,341	—	—	47,341
Vesting of restricted stock units, net of shares withheld for taxes	1,001,700	—	(50,011)	—	—	(50,011)
Shares issued under employee stock purchase plan	134,864	—	5,487		—	5,487
Other comprehensive income, net of tax	—	—	—	—	2,840	2,840
Net income	—	—	—	309,989	—	309,989
Balance as of September 30, 2024	140,219,933	$14	$1,012,407	$780,308	$1,810	$1,794,539

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SHARKNINJA, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
(unaudited)
	Nine Months Ended September 30,
	2025	2024
Cash flows from operating activities:
Net income	$446,162	$309,989
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	100,690	86,870
Share-based compensation	31,598	47,341
Provision for credit losses	3,472	3,744
Provision for excess and obsolete inventory	7,795	—
Non-cash lease expense	15,105	15,963
Deferred income taxes, net	41,065	(32,420)
Other	3,632	1,631
Changes in operating assets and liabilities:
Accounts receivable(1)	(284,715)	(193,151)
Inventories	(238,888)	(357,114)
Prepaid expenses and other assets	(144,863)	(69,477)
Accounts payable(2)	37,870	162,019
Tax payable	7,393	1,034
Operating lease liabilities	(9,988)	(7,428)
Accrued expenses and other liabilities	30,748	(12,050)
Net cash provided by (used in) operating activities	47,076	(43,049)
Cash flows from investing activities:
Purchase of property and equipment	(84,938)	(95,232)
Purchase of intangible asset	(9,779)	(6,571)
Capitalized internal-use software development	(1,322)	(1,100)
Net cash used in investing activities	(96,039)	(102,903)
Cash flows from financing activities:
Repayment of debt	(30,375)	(15,188)
Net proceeds from borrowings under revolving credit facility	—	175,000
Net ordinary shares withheld for taxes upon issuance of restricted stock units	(50,384)	(50,011)
Proceeds from shares issued under employee stock purchase plan	14,824	5,487
Net cash (used in) provided by financing activities	(65,935)	115,288
Effect of exchange rates changes on cash	15,045	4,551
Net decrease in cash and cash equivalents	(99,853)	(26,113)
Cash and cash equivalents at beginning of period	363,669	154,061
Cash and cash equivalents at end of period	$263,816	$127,948
Supplemental disclosures of noncash investing and financing activities:
Purchase of property and equipment accrued and not yet paid	$16,041	$1,390
Unrealized gain (loss) on cash flow hedges	8,263	(20,562)

(1) Including changes in related party balances of $(5,491) and $(4,354) for the nine months ended September 30, 2025 and 2024, respectively.
(2) Including changes in related party balances of $(18,158) and $(48,798) for the nine months ended September 30, 2025 and 2024, respectively.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

1. Organization and Description of Business

SharkNinja, Inc. (the “Company”) is a global product design and technology company that creates innovative lifestyle product solutions across multiple product categories, including Cleaning Appliances, Cooking and Beverage Appliances, Food Preparation Appliances and Beauty and Home Environment Appliances products under the brands of “Shark” and “Ninja.” SharkNinja is headquartered in Needham, Massachusetts, and distributes products throughout North America, Europe, and other select international markets.

SharkNinja, Inc. was incorporated in the Cayman Islands on May 17, 2023 as a wholly-owned subsidiary of JS Global Lifestyle Company Limited (“JS Global” or the “Former Parent”). The Company was formed for the purpose of completing the listing of the Company on the New York Stock Exchange (“NYSE”) and related transactions to carry on the business of SharkNinja Global SPV, Ltd., and its subsidiaries.

SharkNinja Global SPV, Ltd. was incorporated in 2017 as a wholly-owned subsidiary of JS Global. Prior to July 28, 2023, SharkNinja Global SPV, Ltd. operated as a combination of wholly-owned businesses of JS Global, which is a listed entity on the Hong Kong Stock Exchange.

On July 30, 2023, in connection with (1) the separation (the “separation”) of the Company from JS Global and (2) the distribution to the holders of JS Global ordinary shares of all of JS Global’s equity interest in SharkNinja Global SPV, Ltd. in the form of a dividend of the Company’s ordinary shares, JS Global contributed all outstanding shares of SharkNinja Global SPV, Ltd. to SharkNinja, Inc. in exchange for shares of SharkNinja, Inc. On July 31, 2023, JS Global distributed 138,982,872 ordinary shares of SharkNinja, Inc. to the holders of JS Global ordinary shares, and SharkNinja, Inc. began trading on the NYSE.

SharkNinja Global SPV, Ltd. prior to the separation and distribution, together with SharkNinja, Inc. and its subsidiaries subsequent to the separation and distribution are herein referred to as “SharkNinja” or the “Company”.

2. Summary of Significant Accounting Policies

Basis of Presentation

The condensed consolidated financial statements that accompany these notes have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the accounts of SharkNinja, Inc. and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

The condensed consolidated balance sheet as of December 31, 2024 was derived from the audited consolidated financial statements as of that date, but does not include all of the disclosures, including certain notes required by U.S. GAAP on an annual reporting basis. Certain information and note disclosures normally included in the financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations of the Securities and Exchange Commission (“SEC”). Therefore, these unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the related notes thereto as of and for the year ended December 31, 2024.

In management’s opinion, the unaudited condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and reflect all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of the Company’s financial position as of September 30, 2025 and the Company’s condensed consolidated statements of income, comprehensive income, and shareholders’ equity for the three and nine months ended September 30, 2025 and 2024 and cash flows for the nine months ended September 30, 2025 and 2024. The results for the three and nine months ended September 30, 2025 are not necessarily indicative of the operating results expected for the year ended December 31, 2025 or any future operating periods.

The Company has identified the significant accounting policies that are critical to understanding its business and results of operations. There have been no significant changes during the nine months ended September 30, 2025 to the significant accounting policies disclosed in the Company’s audited consolidated financial statements and related notes thereto as of and for the year ended December 31, 2024 within the Form 20-F filed on March 31, 2025.

Use of Estimates

The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of net sales and expenses during the reporting periods and accompanying notes. Significant items subject to such estimates and assumptions include but are not limited to variable consideration for returns, sales rebates and discounts, the allowance for credit losses, reserve for product warranties, the fair value of financial assets and liabilities including the accounting and fair value of derivatives, valuation of inventory, the fair value of acquired intangible assets and goodwill, the useful lives of acquired intangible assets, determination of incremental borrowing rate for leases, share-based compensation, including probability of the attainment of awards with performance conditions and grant-date fair value of awards with market conditions, and the valuation of deferred tax assets and uncertain tax positions. Actual results could differ from those estimates.

Concentration of Credit Risks

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents, accounts receivable, and forward contracts. The Company maintains its cash and cash equivalents with high-quality financial institutions, the composition and maturities of which are regularly monitored by the Company.

The Company has outstanding accounts receivable balances with retailers, distributors and direct-to-consumer (“DTC”) customers. The Company is exposed to credit risk in the event of nonpayment by customers to the extent of the amounts recorded in the condensed consolidated balance sheets. The Company extends different levels of credit to customers, without requiring collateral deposits, and when necessary, maintains reserves for potential credit losses based upon the expected collectability of accounts receivable. The Company manages credit risk related to its customers by performing periodic evaluations of credit worthiness and applying other credit risk monitoring procedures.

The Company sells a significant portion of its products through retailers and, as a result, maintains individually significant receivable balances with these parties. If the financial condition or operations of these retailers deteriorates substantially, the Company’s operating results could be adversely affected.

The following table summarizes the Company’s customers that represented 10% or more of accounts receivable, net:

	As of
	September 30, 2025	December 31, 2024
Customer A	29.5%	29.1%

The following table summarizes the Company’s customers that represented 10% or more of net sales:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Customer A	27.8%	23.5%	24.4%	20.1%
Customer B	10.5	*	10.8	*
Customer C	*	12.1	10.7	11.7
 * Represents less than 10%

Accounts Receivable, Net

Accounts receivable are presented net of allowance for credit losses and allowance for chargebacks. Accounts receivable are presented net of liabilities when a right of setoff exists. The Company determined the allowance for customer incentives and allowance for sales returns should be recorded as a liability.

The Company maintains an allowance related to customer incentives based on specific terms and conditions included in the customer agreements or based on historical experience and the Company’s expectation of discounts.

The Company maintains an allowance for credit losses to provide for the estimated amount of receivables that will not be collected. To estimate the allowance for credit losses the Company applied the loss-rate method using relevant available information including historical write-off activity, current conditions and reasonable and supportable forecasts. The allowance for credit losses is measured on a pooled basis when similar risk characteristics exist. When assessing whether to measure certain financial assets on a pooled basis, the Company considered various risk characteristics, including geographic location and industry of the customer.

Expected credit losses are estimated over the contractual term of the financial assets. Write-offs of accounts receivable are recorded to the allowance for credit losses. Any subsequent recoveries of previously written off balances are recorded as a reduction to credit loss expense.

Below is a rollforward of the Company’s allowance for credit losses:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024

	(in thousands)
Beginning balance	$4,562	$7,692	$7,856	$8,225
Provision for credit losses	90	1,219	3,472	3,744
Write-offs and other adjustments	(452)	(1,211)	(7,128)	(4,269)
Ending balance	$4,200	$7,700	$4,200	$7,700

Disaggregation of Net Sales

The following table summarizes net sales by region based on the billing address of customers:

	Three Months Ended September 30,				Nine Months Ended September 30,
	2025		2024		2025		2024
	Amount	Percentage of Net Sales	Amount	Percentage of Net Sales	Amount	Percentage of Net Sales	Amount	Percentage of Net Sales
	(in thousands, except percentages)
Domestic(1)	$1,100,713	67.5%	$1,005,667	70.5%	$2,934,254	68.3%	$2,609,152	69.7%
International(2)	529,527	32.5	420,899	29.5	1,363,500	31.7	1,132,300	30.3
Total net sales	$1,630,240	100.0%	$1,426,566	100.0%	$4,297,754	100.0%	$3,741,452	100.0%

(1) Domestic consists of net sales in the United States and Canada. Net sales from the United States represented 62.1% and 64.6% of total net sales for the three months ended September 30, 2025 and 2024, respectively; and 63.0% and 64.3% of total net sales for the nine months ended September 30, 2025 and 2024, respectively.
(2) Net sales from the United Kingdom represented 14.5% and 13.1% of total net sales for the three months ended September 30, 2025 and 2024, respectively; and 14.9% and 16.0% of total net sales for the nine months ended September 30, 2025 and 2024, respectively.

The following table presents net sales by brand:

	Three Months Ended September 30,				Nine Months Ended September 30,
	2025		2024		2025		2024
	Amount	Percentage of Net Sales	Amount	Percentage of Net Sales	Amount	Percentage of Net Sales	Amount	Percentage of Net Sales
	(in thousands, except percentages)
Shark	$782,259	48.0%	$648,279	45.4%	$2,035,939	47.4%	$1,784,299	47.7%
Ninja	847,981	52.0	778,287	54.6	2,261,815	52.6	1,957,153	52.3
Total net sales	$1,630,240	100.0%	$1,426,566	100.0%	$4,297,754	100.0%	$3,741,452	100.0%

The following table presents net sales by product category:

	Three Months Ended September 30,				Nine Months Ended September 30,
	2025		2024		2025		2024
	Amount	Percentage of Net Sales	Amount	Percentage of Net Sales	Amount	Percentage of Net Sales	Amount	Percentage of Net Sales

	(in thousands, except percentages)
Cleaning Appliances	$592,919	36.4%	$527,453	37.0%	$1,535,822	35.8%	$1,415,488	37.8%
Cooking and Beverage Appliances	437,439	26.8	411,453	28.8	1,149,094	26.7	1,120,371	29.9
Food Preparation Appliances	410,542	25.2	366,834	25.7	1,112,721	25.9	836,782	22.4
Beauty and Home Environment Appliances	189,340	11.6	120,826	8.5	500,117	11.6	368,811	9.9
Total net sales	$1,630,240	100.0%	$1,426,566	100.0%	$4,297,754	100.0%	$3,741,452	100.0%

Warranty Costs

The Company accrues the estimated cost of product warranties at the time it recognizes net sales and records warranty expense to cost of goods sold. The Company’s standard warranty provides for repair or replacement of the associated products during the warranty period. The amount of the provision for the warranties is estimated based on sales volume and past experience of the level of repairs and returns. If actual product failure rates or repair costs differ from estimates, revisions to the estimated warranty obligation may be required.

Product warranty liabilities and changes were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024

	(in thousands)
Beginning balance	$32,167	$27,226	$26,955	$28,090
Accruals for warranties issued	14,239	12,927	38,350	28,880
Settlements made	(10,728)	(11,140)	(29,627)	(27,957)
Ending balance	$35,678	$29,013	$35,678	$29,013

Segment Information

The Company operates in one operating and reportable segment. Operating segments are defined as components of an enterprise about which separate financial information is evaluated regularly by the chief operating decision maker (“CODM”), who is the Company’s chief executive officer (“CEO”).

The segment derives revenues from customers through the Company’s small household appliances, which are sold under two brands: Shark and Ninja.

The accounting policies of the single segment are the same as those described in the summary of significant accounting policies. The CODM assesses performance and decides how to allocate resources based on consolidated net income. The measure of segment assets is reported on the balance sheet as total consolidated assets.

Net sales by geographical region can be found in the disaggregation of net sales in Note 2 above. The following table presents the Company’s property and equipment, net of depreciation and amortization, by geographic region:

	As of
	September 30, 2025	December 31, 2024

	(in thousands)
United States	$62,720	$66,858
China	120,848	112,988
Rest of World	31,125	31,618
Total property and equipment, net	$214,693	$211,464

The CODM uses consolidated net income to evaluate the overall financial performance of the Company. The focus is on revenue performance as well as on comparing actual functional spend categories to forecast and, occasionally, prior-year results to assess variances and trends. Decisions regarding resource allocation are primarily made during the annual budget planning process and augmented as needed throughout the year.

The following table presents selected financial information with respect to the Company’s single operating segment:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024

	(in thousands)
Net sales	$1,630,240	$1,426,566	$4,297,754	$3,741,452
Less:
Cost of sales	812,771	731,559	2,168,892	1,918,929
Advertising expenses and consumer insight initiatives	168,268	136,584	426,104	373,806
Personnel expenses(1)	136,861	121,817	417,836	330,112
Delivery and distribution expenses	104,365	94,575	293,373	250,241
Professional service expenses(2)	38,126	39,450	103,847	110,583
Merchant and processing fees	17,733	16,046	58,119	48,438
Facilities and technology support costs	18,962	14,814	61,589	42,829
Depreciation and amortization expenses(3)	17,074	15,205	51,026	43,632
Prototypes and testing expenses	15,268	14,888	39,406	39,150
Transaction-related costs(4)	6,949	—	6,949	1,342
Other segment items(5)	30,972	61,366	94,129	143,350
Interest expense, net	12,782	16,916	39,176	46,482
Other expense (income)	6,116	(11,031)	(33,103)	(14,968)
Provision for income taxes	55,264	42,048	124,249	97,537
Segment net income	$188,729	$132,329	$446,162	$309,989
Reconciliation of profit or loss
Adjustments and reconciling items	—	—	—	—
Consolidated net income	$188,729	$132,329	$446,162	$309,989

(1)Excludes shared-based compensation, a non-cash expense related to awards issued from the SharkNinja Equity Incentive Plan. These costs have been excluded from personnel expenses and reclassified to other segment items, as they are not presented to or reviewed by the CODM.

(2)Excludes litigation costs incurred and related settlements for certain patent infringement claims, false advertising claims against us, and product safety concerns, excludes certain costs incurred related to secondary offering transactions, transaction-related due diligence initiatives and costs incurred related to the voluntary product recall. These costs have been excluded from professional service expenses and reclassified to other segment items or transaction-related costs, as they are not presented to or reviewed by the CODM.

(3)Excludes amortization of acquired intangible assets that the Company does not consider normal recurring operating expenses, as the intangible assets relate to JS Global’s acquisition of our business. These costs have been excluded from depreciation and amortization expenses and reclassified to other segment items, as they are not presented to or reviewed by the CODM.

(4)Represents certain costs incurred related to the secondary offering transactions and transaction-related due diligence initiatives.

(5)Other segment items include travel expenses, commissions, miscellaneous expenses and the expenses listed in Notes 1 through 3 above.

Recently Issued Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740), Improvements to Income Tax Disclosures, which requires disclosure of disaggregated income taxes paid, prescribes standard categories for the components of the effective tax rate reconciliation, and modifies other income tax-related disclosures. The standard is effective for annual periods beginning after December 15, 2024, and may be applied prospectively or retrospectively. The Company is currently evaluating the impact this ASU may have on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires incremental disclosures about specific expense categories, including but not limited to, purchases of inventory, employee compensation, depreciation, amortization and selling expenses. The amendments in this ASU are effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted and the amendments may be applied either prospectively or retrospectively. Management is currently evaluating this ASU to determine its impact on the Company's disclosures.

In September 2025, the FASB issued ASU 2025-06, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software, which requires capitalization of software costs to start when management has authorized and committed to funding the software project and it is is probable that the project will be completed and the software will be used to perform the function intended. The standard is effective for annual and interim periods beginning after December 15, 2027, and may be applied prospectively, retrospectively or on a modified transition approach. The Company is currently evaluating the impact this ASU may have on its consolidated financial statements.

3. Condensed Consolidated Balance Sheet Components

Property and Equipment, Net

Property and equipment, net consisted of the following:

	As of
	September 30, 2025	December 31, 2024

	(in thousands)
Molds and tooling	$306,876	$267,756
Displays	76,614	64,960
Computer and software	59,372	53,565
Leasehold improvements	44,584	42,711
Equipment	21,923	19,826
Furniture and fixtures	19,941	17,694
Total property and equipment	529,310	466,512
Less: accumulated depreciation and amortization	(317,272)	(266,800)
Construction in progress	2,655	11,752
Property and equipment, net	$214,693	$211,464

Depreciation expense was $27.6 million and $23.9 million for the three months ended September 30, 2025 and 2024, respectively, and $82.4 million and $69.2 million for the nine months ended September 30, 2025 and 2024, respectively.

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following:

	As of
	September 30, 2025	December 31, 2024

	(in thousands)
Other receivables	$60,044	$68,145
Prepaid taxes	69,333	27,073
Prepaid expenses	21,090	10,705
Prepaid media	6,223	8,085
Sales and other tax receivable	69,871	—
Prepaid expenses and other current assets	$226,561	$114,008

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

	As of
	September 30, 2025	December 31, 2024

	(in thousands)
Accrued customer incentives	$369,930	$291,384
Accrued expenses	168,446	177,573
Accrued compensation and benefits	89,293	109,156
Accrued returns	59,564	86,557
Accrued delivery and distributions	88,197	52,711
Accrued warranty	35,678	26,955
Accrued advertising	7,420	20,779
Sales and other tax payable	1,002	20,318
Accrued professional fees	15,869	18,451
Operating lease liabilities, current	23,770	18,133
Derivative liabilities	—	66
Other	33,290	19,446
Accrued expenses and other current liabilities	$892,459	$841,529

4. Fair Value Measurements

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of September 30, 2025:

	September 30, 2025
	Fair Value	Level 1	Level 2	Level 3

	(in thousands)
Financial assets:
Money market funds included in cash and cash equivalents	$1,159	$1,159	$—	$—
Total financial assets	$1,159	$1,159	$—	$—

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2024:

	December 31, 2024
	Fair Value	Level 1	Level 2	Level 3

	(in thousands)
Financial assets:
Money market funds included in cash and cash equivalents	$581	$581	$—	$—
Total financial assets	$581	$581	$—	$—
Financial liabilities:
Derivatives designated as hedging instruments:
Forward contracts included in accrued expenses and other current liabilities (Note 5)	$66	$—	$66	$—
Total financial liabilities	$66	$—	$66	$—

The Company classifies its money market funds within Level 1 because they are valued using quoted prices in active markets. The Company classifies its derivative financial instruments within Level 2 because they are valued using inputs other than quoted prices which are directly or indirectly observable in the market, including readily-available pricing sources for the identical underlying security which may not be actively traded. The Company had no remaining Level 2 derivative financial instruments as of September 30, 2025.

5. Derivative Financial Instruments and Hedging

Notional Amount of Forward Contracts

The gross notional amounts of the Company’s forward contracts are USD denominated. The notional amounts of outstanding forward contracts in USD as of the periods presented were as follows:

	As of
	September 30, 2025	December 31, 2024

	(in thousands)
Derivatives designated as hedging instruments:
Forward contracts	$—	$48,472
Total derivative instruments	$—	$48,472

Effect of Forward Contracts on Accumulated Other Comprehensive Income

The following table represents the unrealized (losses) gains of forward contracts that were designated as hedging instruments, net of tax effects, that were recorded in accumulated other comprehensive income as of September 30, 2025 and 2024, and their effect on other comprehensive income for the three and nine months ended September 30, 2025 and 2024:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024

	(in thousands)
Beginning balance	$(1,320)	$(3,902)	$(8,263)	$(2,173)
Amount of net losses recorded in accumulated other comprehensive income	—	(16,423)	(850)	(16,838)
Amount of net gains (losses) reclassified from accumulated other comprehensive income to earnings	1,320	(237)	9,113	(1,551)
Ending balance	$—	$(20,562)	$—	$(20,562)

6. Intangible Assets, Net

Intangible Assets, Net

Intangible assets consisted of the following as of September 30, 2025:

	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Weighted-Average Remaining Useful Life

	(in thousands)			(in years)
Intangible assets subject to amortization:
Customer relationships	$143,083	$(127,185)	$15,898	1.0
Patents	74,921	(35,342)	39,579	7.4
Developed technology	22,752	(10,501)	12,251	6.3
Total intangible assets subject to amortization	$240,756	$(173,028)	$67,728
Intangible assets not subject to amortization:
Trade name and trademarks	$386,749	$—	$386,749	Indefinite
Total intangible assets, net	$627,505	$(173,028)	$454,477

Intangible assets consisted of the following as of December 31, 2024:

	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Weighted-Average Remaining Useful Life

	(in thousands)			(in years)
Intangible assets subject to amortization:
Customer relationships	$143,083	$(115,261)	$27,822	1.8
Patents	66,209	(30,448)	35,761	7.1
Developed technology	22,245	(8,832)	13,413	7.0
Total intangible assets subject to amortization	$231,537	$(154,541)	$76,996
Intangible assets not subject to amortization:
Trade name and trademarks	$385,682	$—	$385,682	Indefinite
Total intangible assets, net	$617,219	$(154,541)	$462,678

Amortization expenses for intangible assets were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024

	(in thousands)
Research and development	$2,124	$1,914	$6,362	$5,738
Sales and marketing	3,975	3,974	11,924	11,923
Total amortization expenses	$6,099	$5,888	$18,286	$17,661

The expected future amortization expenses related to the intangible assets as of September 30, 2025 were as follows:

Amount
(in thousands)
Years ending December 31,
Remainder of 2025	$6,149
2026	21,388
2027	8,543
2028	5,774
2029	5,753
Thereafter	20,121
Total	$67,728

7. Debt

On July 20, 2023, the Company entered into a credit agreement (“2023 Credit Agreement”) with Bank of America, N.A., as administrative agent, and certain banks and financial institutions party thereto as lenders and issuing banks. The 2023 Credit Agreement provides for an $810.0 million term loan facility (the “2023 Term Loan”) and a $500.0 million revolving credit facility (“2023 Revolving Facility”). The 2023 Term Loan and 2023 Revolving Facility mature in July 2028, and both facilities bear interest at the Secured Overnight Financing Rate (“SOFR”) plus 1.75%. All SOFR borrowings under the 2023 Credit Agreement also incur a 0.1% credit adjustment. The Company has the ability to borrow in certain alternative currencies under the 2023 Credit Agreement. Alternative currency loans are priced using an Alternative Currency Term Rate plus any applicable spread adjustments. The Company may request increases to the 2023 Term Loan or 2023 Revolving Facility in a maximum aggregate amount not to exceed the greater of $520.0 million or 100% of adjusted earnings before interest, taxes, depreciation, and amortization, as defined in the 2023 Credit Agreement, for the most recently completed fiscal year.

No amounts were outstanding on the 2023 Revolving Facility as of December 31, 2024. During the nine months ended September 30, 2025, there were $350.0 million in draw downs on the 2023 Revolving Facility, which were all repaid during the period. No amounts were outstanding on the 2023 Revolving Facility as of September 30, 2025. As of September 30, 2025, $11.0 million of letters of credit were outstanding, resulting in an available balance of $489.0 million under the 2023 Revolving Facility.

The Company is required to meet certain financial covenants customary with this type of agreement, including, but not limited to, maintaining a maximum ratio of indebtedness and a minimum specified interest coverage ratio. As of September 30, 2025, the Company was in compliance with the covenants under the 2023 Credit Agreement.

The obligations of the loan parties under the 2023 Credit Agreement with respect to the 2023 Term Loan and 2023 Revolving Facility are secured by (i) equity interests owned by the loan parties in each other loan party and in certain of the Company’s wholly-owned domestic restricted subsidiaries and (ii) substantially all assets of the domestic loan parties (subject to certain customary exceptions). In addition, subject to certain customary exceptions, these obligations are guaranteed by (i) the Company, (ii) each subsidiary of the Company that directly or indirectly owns a borrower and (iii) each other direct and indirect wholly-owned domestic restricted subsidiary of the Company.

Debt consisted of the following:

	As of
	September 30, 2025	December 31, 2024

	(in thousands)
2023 Term Loan with principal payments due quarterly; final balance due on maturity date of July 20, 2028	$749,250	$779,625
Less: deferred financing costs	(3,275)	(4,142)
Total debt, net of deferred financing costs	745,975	775,483
Less: debt, current	(39,344)	(39,344)
Debt, noncurrent	$706,631	$736,139

Aggregate maturities on debt (excluding the 2023 Revolving Facility) as of September 30, 2025 were as follows:

Amount
(in thousands)
Years ending December 31,
Remainder of 2025	$10,125
2026	40,500
2027	40,500
2028	658,125
Total future principal payments	$749,250

The Company recognizes and records interest expense related to its term loan in interest expense, net, which totaled $13.0 million and $18.0 million for the three months ended September 30, 2025 and 2024, respectively, and $40.5 million and $49.3 million for the nine months ended September 30, 2025 and 2024, respectively.

8. Commitments and Contingencies

Non-Cancelable Purchase Obligations

In the normal course of business, the Company enters into non-cancelable purchase commitments, including marketing and endorsement agreements. Certain of these agreements extend over terms of up to five years, with payments required in varying installments over the term. As of September 30, 2025, the Company has remaining obligations associated with marketing and endorsement agreements with original terms greater than 12 months totaling $102.4 million, which are payable in a combination of cash and ordinary shares of SharkNinja, Inc., as follows:

Amount
(in thousands)
Years ending December 31,
Remainder of 2025	$3,211
2026	23,071
2027	22,286
2028	23,036
2029	15,636
Thereafter	15,138
Total	$102,378

Indemnifications and Contingencies

The Company enters into indemnification provisions under certain agreements with other parties in the ordinary course of business. In its customer agreements, the Company has agreed to indemnify, defend and hold harmless the indemnified party for third-party claims and related losses suffered or incurred by the indemnified party from actual or threatened third-party intellectual property infringement claims. For certain large or strategic customers, the Company has agreed to indemnify, defend and hold harmless the indemnified party for non-compliance with certain additional representations and warranties made by the Company.

Legal Proceedings

From time to time, the Company may be involved in various legal proceedings arising from the normal course of business activities, including certain patent infringement claims, false advertising claims against us, and product safety concerns. The Company investigates these claims as they arise. In the opinion of management, the amount of ultimate loss with respect to any current legal proceedings and claims, if determined adversely to the Company, will not have a material adverse effect on its business, financial condition and results of operation.

Product Recall

In May 2025, the Company announced a voluntary recall of the Ninja Foodi OP300 series pressure cooker in cooperation with the U.S. Consumer Product Safety Commission and Health Canada. As a result, the Company recorded a liability for the estimated cost of recall remedies for consumers of $3.6 million which were included within accounts payable and accrued expenses and other current liabilities on our condensed consolidated balance sheet as of March 31, 2025. There are $1.5 million in such costs remaining on our condensed consolidated balance sheet as of September 30, 2025. Estimating the cost of recall remedies required judgment and is primarily based on expected consumer participation rates and the estimated cost of the new lid design. Additionally, the Company expects to incur other indirect costs related to the recall, such as legal fees, website costs to allow consumers to respond to the recall, and costs to handle consumer inquiries. The Company will reevaluate these assumptions each period, and the related accruals may be adjusted when factors indicate that the accruals are either not sufficient to cover or exceed the estimated product recall expenses.

9. Shareholders' Equity and Equity Incentive Plan

Restricted Share Units

SharkNinja Equity Incentive Plan

On July 28, 2023, the Company’s board of directors adopted the 2023 Equity Incentive Plan (the “2023 Plan”) to grant cash and equity incentive awards to eligible participants in order to attract, motivate and retain talent. The 2023 Plan provides for the issuance of stock options, share appreciation rights, restricted stock awards, restricted stock units (“RSUs”), performance awards and other awards. The 2023 Plan initially made 13,898,287 ordinary shares available for future award grants.

The 2023 Plan contains an evergreen provision whereby the shares available for future grants are increased on the first day of each calendar year from January 1, 2025 through and including January 1, 2033 in an amount equal to 0.6% of the total number of ordinary shares outstanding on December 31 of the preceding year. On January 1, 2025, 842,084 additional ordinary shares were registered as a result of this evergreen provision. As of September 30, 2025, 10,256,018 ordinary shares were available for future grants under the 2023 Plan. Shares or RSUs forfeited, and unexercised stock option lapses from the 2023 Plan are available for future grant under the 2023 Plan.

RSU activities for the nine months ended September 30, 2025 for RSUs granted under the 2023 Plan to the Company's employees were as follows:

	Number of Shares	Weighted-Average Grant Date Fair Value per share
Unvested as of December 31, 2024	2,169,401	$35.71
Granted	221,104	$89.66
Vested	(1,084,011)	$34.92
Cancelled/Forfeited	(189,988)	$55.42
Unvested as of September 30, 2025	1,116,506	$43.81

RSUs granted for the nine months ended September 30, 2025 under the 2023 Plan were 221,104, of which 128,631 RSUs were granted with service-only conditions and 92,473 performance-based RSUs were granted with vesting conditions tied to the achievement of certain performance growth metrics, such as net sales, gross profit and operating cash flow.

Employee Stock Purchase Plan

On July 28, 2023, the board of directors approved the 2023 Employee Share Purchase Plan (the “ESPP”). A maximum of 1% of the Company’s outstanding ordinary shares (or 1,389,828 shares) were made available for sale under the ESPP. The ESPP contains an evergreen provision whereby the shares available for sale will automatically increase on the first day of each calendar year from January 1, 2025 through and including January 1, 2033, in an amount equal to the lesser of (i) 0.15% of the total number of shares of the Company’s ordinary shares outstanding on December 31 of the preceding year; (ii) 300,000 shares; or (iii) such lesser number of shares as determined by the board at any time prior to the first day of a given calendar year. On January 1, 2025, 210,521 additional ordinary shares were registered as a result of this evergreen provision. As of September 30, 2025, 1,272,069 ordinary shares were available for future grant under the ESPP Plan. The ESPP provides for six-month offering periods during which the Company will grant rights to purchase ordinary shares to eligible employees. The first offering period began in February 2024. There were 193,416 and 134,864 shares purchased under the ESPP during the nine months ended September 30, 2025 and 2024, respectively. As of September 30, 2025, total unrecognized share-based compensation was $2.1 million, which is to be recognized over a weighted-average remaining period of 0.3 years.

Share-Based Compensation

The share-based compensation by line item in the accompanying condensed consolidated statements of income is summarized as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024

	(in thousands)
Research and development	$2,995	$2,030	$7,771	$7,815
Sales and marketing	3,445	2,778	10,617	7,485
General and administrative	2,680	8,977	13,210	32,041
Total share-based compensation	$9,120	$13,785	$31,598	$47,341

As of September 30, 2025, the Company had $17.4 million unrecognized share-based compensation cost related to RSUs granted under the 2023 Plan that will be recognized over a weighted-average period of 0.4 years. Of this unrecognized share-based compensation cost, $8.0 million related to RSUs granted under the 2023 Plan with performance conditions.

For those RSUs with service conditions, performance conditions or a combination of both, the grant date fair value was measured based on the quoted price of our ordinary shares at the date of grant. The weighted-average grant date fair value of these awards for the nine months ended September 30, 2025 was $89.66 per share.

The total grant-date fair value of RSUs vested during the nine months ended September 30, 2025 was $37.9 million.

10. Income Taxes

The Company recorded a provision for income taxes of $55.3 million and $42.0 million for the three months ended September 30, 2025 and 2024, respectively, and $124.2 million and $97.5 million for the nine months ended September 30, 2025 and 2024, respectively. The Company’s effective tax rate (“ETR”) was 22.6% and 24.1% for the three months ended September 30, 2025 and 2024, respectively. This decrease in ETR was primarily driven by the impact of non-deductible expenses and the geographic mix of income. The Company’s ETR was 21.8% and 23.9% for the nine months ended September 30, 2025 and 2024, respectively. This decrease in the ETR was primarily driven by the impact of share-based compensation.

President Donald Trump signed legislation known generally as the “One Big Beautiful Bill Act” (“OBBBA”) into law on July 4, 2025, which is considered the enactment date under U.S. GAAP. Key corporate tax provisions applicable to the Company include the restoration of 100% bonus depreciation, immediate expensing for domestic research and experimental expenditures, changes to Section 163(j) interest limitations, and updates to foreign-derived intangible income (“FDII”) rules. As of September 30, 2025, the OBBBA resulted in a decrease to the Company's deferred tax asset balance primarily due to the immediate expensing for domestic research and experimental expenditures.

11. Net Income Per Share

The following table sets forth the computation of basic and diluted net income per share for the periods presented:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024

	(in thousands, except share and per share data)
Numerator:
Net income	$188,729	$132,329	$446,162	$309,989
Denominator:
Weighted-average shares used in computing net income per share, basic	141,112,020	140,114,282	140,927,916	139,818,196
Dilutive effect of RSUs	1,006,980	1,191,717	1,144,765	1,155,866
Weighted-average shares used in computing net income per share, diluted	142,119,000	141,305,999	142,072,681	140,974,062
Net income per share, basic	$1.34	$0.94	$3.17	$2.22
Net income per share, diluted	$1.33	$0.94	$3.14	$2.20

12. Related Party Transactions

Transactions with JS Global

Prior to the separation, the Company operated as part of JS Global’s broader corporate organization rather than as a stand-alone public company and engaged in various transactions with JS Global entities. Following the separation and distribution, JS Global continues to be a related party due to a common significant shareholder and board member of both the Company and JS Global. Our arrangements with JS Global entities and/or other related persons or entities as of the separation are described below.

Supplier Agreements

The Company historically relied on a JS Global purchasing office entity to source finished goods on the Company’s behalf and to provide certain procurement and quality control services. Additionally, the Company purchases certain finished goods directly from a subsidiary of JS Global. Finished goods purchased by the Company from JS Global entities amounted to $25.9 million and $49.1 million for the three months ended September 30, 2025 and 2024, respectively, and $74.4 million and $156.2 million for the nine months ended September 30, 2025 and 2024, respectively.

Sourcing Services Agreement

In connection with the separation, the Company entered into a sourcing services agreement with JS Global. Pursuant to the agreement, the Company procures products from certain suppliers in the Asia-Pacific region (“APAC”), and JS Global provides coordination, process management and relationship management support to us with respect to such suppliers. The Company retains the right to procure such products and services from third parties. The Company pays JS Global a service fee based on the aggregate amount of products procured by the Company from such suppliers managed by JS Global under the agreement. The Sourcing Services Agreement has a term that commenced July 28, 2023 and ended on July 31, 2025. The Company paid JS Global the following: (i) for the period July 28, 2023 to June 30, 2024, an amount equal to 4% of the procurement amount during such period; and (ii) for the period from July 1, 2024 until December 31, 2024, an amount equal to 2% of the procurement amount during such period; and (iii) for the period from January 1, 2025 until the end of the term, an amount equal to 1% of the procurement amount during such period. Fees incurred by the Company related to this agreement were $1.1 million and $7.9 million for the three months ended September 30, 2025 and 2024, respectively, and $5.9 million and $32.9 million for the nine months ended September 30, 2025 and 2024, respectively, and were included in cost of inventories.

Brand License Agreement

In connection with the separation, the Company entered into a brand license agreement with JS Global, in which the Company granted to JS Global the non-exclusive rights to obtain, produce and source, and the exclusive rights to distribute and sell, our brands of products in certain international markets in APAC. The brand license agreement has a term of 20 years from the date of the separation. Under this agreement, JS Global pays to SharkNinja a royalty of 3% of net sales of licensed products. The Company earned royalty income of $2.3 million and $4.6 million for the three months ended September 30, 2025 and 2024, respectively, and $11.0 million and $7.0 million for the nine months ended September 30, 2025 and 2024, respectively, which was included in net sales.

Product Development Agreements

The Company has historically utilized JS Global subsidiaries for certain research and development services. For these services, the Company incurred no costs for the three and nine months ended September 30, 2025. In comparison, for the three and nine months ended September 30, 2024, the Company incurred costs of $0.9 million and $2.6 million, respectively, for these services.

In connection with the separation, the Company entered into an agreement with JS Global to provide certain research and development, and related product management, services to JS Global entities related to the distribution of products in APAC. Under this agreement and subsequent amendments, the Company earned product development service fees of $1.7 million and $0.5 million for the three months ended September 30, 2025 and 2024, respectively, and $4.9 million and $1.5 million for the nine months ended September 30, 2025 and 2024, respectively, which were recorded as a reduction of research and development expenses.

Transition Services Agreement

In connection with the separation, the Company entered into a transition services agreement with JS Global pursuant to which the Company provided certain transition services to JS Global, in order to facilitate the transition of the separated JS Global business. The services were provided on a transitional basis for a term of twenty-four months, subject to a three-month extension by JS Global. Service fees related to this agreement were $0.3 million and $0.8 million for the three months ended September 30, 2025 and 2024, respectively, and $1.7 million and $2.3 million for the nine months ended September 30, 2025 and 2024, respectively, and were recorded as a reduction of general and administrative expenses. The transition services agreement ended on July 31, 2025.

The following is a summary of the related party transactions and balances associated with JS Global:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024

	(in thousands)
Related party revenue
Royalty income	$2,349	$4,612	$10,951	$6,962
Related party expense (income)
Cost of sales - purchases of goods and services, net	$26,966	$56,997	$80,369	$189,149
Research and development services, net	(1,660)	355	(4,904)	1,095
General and administrative	(250)	(750)	(1,737)	(2,250)

	As of
	September 30, 2025	December 31, 2024

	(in thousands)
Related party assets
Accounts receivable, net	$14,872	$9,381
Related party liabilities
Accounts payable	$21,611	$39,769